
UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-7010

August 28, 2008

By Facsimile and U.S. Mail

Mr. Hector Ponte
Chief Executive Officer
Amazon Goldsands Ltd.
200 S. Virginia, 8th Floor
Reno, Nevada 89501

> **Re:** **Amazon Goldsands Ltd.**
> **Form 10-KSB for the Year Ended December 31, 2006**
> **Filed April 17, 2007**
> **Form 10-KSB for the Year Ended December 31, 2007**
> **Filed April 15, 2008**
> **Form 10-Q for the Quarterly Period Ended June 30, 2008**
> **Filed August 14, 2008**
> **Response Letter Dated May 15, 2008**
> **Response Letter Dated July 2, 2008**
> **Response Letter Dated August 20, 2008**
> **File No. 000-51203**

Dear Mr. Ponte:

We reviewed your responses to our prior comments on the above referenced filing as set forth in your letter dated August 20, 2008 and have the following additional comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-Q for the Quarterly Period Ended June 30, 2008

Changes in Internal Control Over Financial Reporting, page 33

1.      Please modify your disclosure regarding changes to internal controls and procedures over financial reporting to identify "any changes," not just

"significant" changes that have materially affected, or are reasonably likely to materially affect, your internal controls and procedures over financial reporting. See Item 308(c) of Regulation S-K.

Exhibit 31.1

2.     We note that you filed your Principal Executive Officer and Principal Financial Officer certifications under Item 601(b)(31) of Regulation S-K.  Please amend your filing to modify these certifications to include the introductory language of paragraph 4 and the language of paragraph 4(b) of Item 601(b)(31) of Regulation S-K.

Please respond to these comments within 10 business days or tell us when you will provide us with a response.  Please furnish a letter that keys your responses to our comments and provides any requested information.  Detailed letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact John Cannarella at (202) 551-3337 if you have questions regarding comments on the financial statements and related matters.  You may contact Ken Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments.  Please contact me at (202) 551-3683 with any other questions.

Sincerely,


Jill Davis
Branch Chief